FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

Commission File Number: 001-31221

Total number of pages:  4

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated December 10, 2002 announcing the company’s decision not to make an additional investment in KPN Mobile N.V. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on December 10, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 10, 2002	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

NTT DoCoMo, Inc.
Sanno Park Tower 2-11-1.
Nagatacho, Chiyoda-ku.
Tokyo 100-6150 Japan

For Immediate Release

NTT DoCoMo, Inc. does not make an additional investment in KPN Mobile N.V.

TOKYO, JAPAN, December 10, 2002 — Following the notice from KPN Mobile N.V. (KPNM) on November 15, 2002 for subscription of new shares, today, NTT DoCoMo, Inc. has decided not to exercise its right to subscribe new shares of KPNM as KPNM is to issue new shares to Koninklijke KPN N.V. (KPN).

As a result, NTT DoCoMo’s voting interest will decrease from 15% to approximately 2.2% when KPNM issues new shares to KPN.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi
Manager
International PR
Public Relations Department
NTT DoCoMo, Inc.
Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)
Fax: +81-3-5501-3408
Mobile: +81-90-5400-1142
e-mail: press_dcm@nttdocomo.com
website: http://www.nttdocomo.com